Exhibit 12

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                       Ford Motor Company and Subsidiaries

 CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
 ----------------------------------------------------------------------------------------
                                  (in millions)



                                                                    First                 For the Years Ended December 31
                                                                     Half    -------------------------------------------------------
                                                                     2003       2002       2001        2000       1999       1998
                                                                  ---------  -------------------------------------------------------
Earnings
--------
  Income before income taxes and cumulative effect
    of changes in accounting principles                           $ 2,055    $   953    $(7,422)    $ 8,299    $ 9,857     $24,257
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                                     (75)       132        856          99        (13)         88
  Adjusted fixed charges a/                                         4,180      9,595     11,242      11,263      9,339       9,120
                                                                  -------    -------    -------     -------    -------     -------
    Earnings                                                      $ 6,160    $10,680    $ 4,676     $19,661    $19,183     $33,465
                                                                  =======    =======    =======     =======    =======     =======

Combined Fixed Charges and
 Preferred Stock Dividends
--------------------------
  Interest expense b/                                             $ 3,823    $ 8,873    $10,863     $10,895    $ 9,020     $ 8,841
  Interest portion of rental expense c/                               180        381        333         307        261         227
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts                             190        353         55          55         55          55
                                                                  -------    -------    -------     -------    -------     -------
    Fixed charges                                                   4,193      9,607     11,251      11,257      9,336       9,123
Ford preferred stock dividend requirements d/                           -         22         22          22         22         121
                                                                  -------    -------    -------     -------    -------     -------
  Total combined fixed charges
   and preferred stock dividends                                  $ 4,193    $ 9,629    $11,273     $11,279    $ 9,358     $ 9,244
                                                                  =======    =======    =======     =======    =======     =======
Ratios
------
  Ratio of earnings to fixed charges                                  1.5        1.1        f/          1.7        2.1         3.7e/
                                                                                                                                  -

  Ratio of earnings to combined fixed
   charges and preferred stock dividends                              1.5        1.1        f/          1.7        2.0         3.6e/
                                                                                                                                  -

Discontinued operations are excluded from all amounts.
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a/  Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/  One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
e/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 1.9.
f/ Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $6.7 billion for ratio of earnings to fixed charges and $6.8 billion for ratio of earnings to combined fixed charges and preferred stock dividends.